Exhibit 99.1

For Immediate Release
February 2, 2007

DRAXIS Radiopharmaceuticals Division Applies to FDA to Market
Cardiac Imaging Product

Submission of ANDA for generic Sestamibi paves way toward largest segment of U.S. Nuclear Medicine market

MISSISSAUGA, ONTARIO February 2, 2007 — DRAXIMAGE, the radiopharmaceutical division of DRAXIS Health Inc.(TSX: DAX) (Nasdaq: DRAX), has submitted an Abbreviated New Drug Application (ANDA) to the U.S. Food and Drug Administration (FDA) for its generic kit for the preparation of Tc-99m Sestamibi for injection (DRAXIMAGE® Sestamibi), a nuclear medicine imaging agent used in myocardial perfusion imaging (MPI) to evaluate blood flow to the heart in patients undergoing cardiac tests.

“The filing of this ANDA for DRAXIMAGE® Sestamibi is a significant milestone event that fulfills the commitment we made in March 2006 to aggressively pursue myocardial perfusion imaging,” said Jean-Pierre Robert, President of DRAXIMAGE. “This is our first product to be filed with the FDA among the near-term and medium-term new product opportunities that we identified as high priority growth drivers in our development strategy. The unique combination of product development expertise, research skills, and production capabilities at DRAXIMAGE has contributed to the success to date of the Sestamibi project. We are now actively seeking opportunities to establish marketing and distribution partnerships for this product in North America and Europe.”

According to AMR/Arlington Medical Resources, in 2005 there were more than 7 million cardiac studies conducted in the U.S. out of a total of over 15 million nuclear medicine procedures; making MPI the most widely performed nuclear medicine scan.  Recent market research indicates that existing MPI products generate revenues in excess of $500 million annually in the U.S. and that the imaging agent most often used in conducting MPI procedures is sestamibi labelled with the radioactive isotope Technetium-99m (Tc-99m Sestamibi).

Once its product is approved, DRAXIMAGE plans to enter the MPI market after the key patent for the currently marketed Tc99m Sestamibi product expires, which is expected to be in 2008 for the United States.  DRAXIMAGE also plans to file for marketing approvals in other jurisdictions, including European countries.

Cardiac Imaging with Tc-99m Sestamibi

The sestamibi kit is used in nuclear medicine imaging to show how well the heart muscle (myocardium) is supplied with blood (perfused) both at rest and during strenuous activity.  The radioisotope Technetium-99m is attached to the sestamibi molecule forming Tc-99m Sestamibi.  When injected into the bloodstream this radiopharmaceutical agent is distributed throughout the heart muscle in proportion to the blood flow received by various portions of the heart. Heart images are then obtained using a gamma camera that can detect the Technetium-99m.  Two sets of images are typically taken, one while the patient is at rest and a second set while the patient is under stress, often by exercising on a treadmill or stationary bicycle.  The resulting two sets of images are compared with each other to diagnose the presence of coronary heart disease by detecting areas of the heart that may not be receiving normal blood flow.  This imaging technique is known as cardiac stress testing or myocardial perfusion imaging (MPI).

About DRAXMAGE

DRAXIMAGE develops, manufactures and markets diagnostic and therapeutic radiopharmaceuticals for the global marketplace. Products currently include a line of lyophilized technetium-99m kits used in nuclear imaging procedures and therapeutic products labeled with a variety of isotopes including radioiodine.

About DRAXIS Health Inc.

DRAXIS Health, through its wholly owned operating subsidiary, DRAXIS Specialty Pharmaceuticals Inc., provides products in three categories: sterile products, non-sterile products and radiopharmaceuticals. Sterile products include liquid and freeze-dried (lyophilized) injectables plus sterile ointments and creams. Non-sterile products are produced as solid oral and semi-solid dosage forms. Radiopharmaceuticals are used for both therapeutic and diagnostic molecular imaging applications. Pharmaceutical contract manufacturing services are provided through the DRAXIS Pharma division and radiopharmaceuticals are developed, produced, and sold through the DRAXIMAGE division. DRAXIS employs approximately 500 staff in its Montreal facility.

For additional information please visit www.draxis.com.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, uncertainties and other factors that may cause the actual results or performance of the Company to be materially different from such statements or from any future results or performance implied thereby. Factors which could cause the Company’s results or performance to differ materially from a conclusion, forecast or projection in the forward-looking statements include, but are not limited to: the achievement of desired clinical trial results related to the Company’s pipeline products; timely regulatory approval of the Company’s products; the ability to comply with regulatory requirements applicable to the manufacture and marketing of the Company’s products; the Company’s ability to obtain and enforce effective patents; the non-infringement of third party patents or proprietary rights by the Company and its products; factors beyond our control which could cause interruptions in our operations in our single manufacturing facility (including, without limitation, material equipment breakdowns);  reimbursement policies related to health care; the establishment and maintenance of strategic collaborative and commercial relationships; the Company’s dependence on a small number of key customers; the disclosure of confidential information by our collaborators, employees or consultants; the preservation of healthy working relationships with the Company’s union and employees; the Company’s ability to grow the business; the fluctuation of our financial results and exchange and interest rate fluctuations; the adaptation to changing technologies; the loss of key personnel; the avoidance of product liability claims; the loss incurred if current lawsuits against us succeed; the volatility of the price of our common shares; and market acceptance of the Company’s products. For additional information with respect to certain of these and other factors and relating to the Company generally, reference should be made to the Company’s most recent Form 20-F filed with the United States Securities and Exchange Commission (available on EDGAR at www.sec.gov) and with Canadian securities regulators (available on SEDAR at www.sedar.com).  Unless otherwise required by applicable securities laws, the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

DRAXIS Health Inc.

Jerry Ormiston, Investor Relations

Tel: 1-877-441-1984